CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be Registered	Amount of Registration Fee(1)
Common Shares, par value $1.00 per share (which will be reduced to par value of $0.01 per share on or about September 30, 2016)	$116,400,000.00	$11,721.48*

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.
*	Previously paid.

Filed Pursuant to Rule 424(b)(7)
Registration No. 333-213782

PROSPECTUS SUPPLEMENT

(To the Prospectus Supplement dated September 30, 2016 and the Prospectus dated September 26, 2016)

8,000,000 Shares

Ship Finance International Limited

Common Shares

This prospectus supplement updates and amends the selling shareholder information contained in the prospectus supplement, dated September 30, 2016, relating to the sale from time to time of up to 8,000,000 of our common shares by the selling shareholders named herein, who will borrow such shares through a lending arrangement with Jefferies LLC, or Jefferies, one of the underwriters in our concurrent offering of our $225 million aggregate principal amount 5.75% convertible senior notes due 2021, or the convertible notes. Jefferies is borrowing the shares from an affiliate of Jefferies, which in turn is borrowing the shares from SFL Capital II Ltd., our wholly-owned subsidiary, which we refer to herein as SFLC. None of the borrowed shares are newly-issued common shares; instead, SFLC is borrowing the shares it lends from Hemen Holding Ltd., a company related to us and our largest shareholder, which we refer to as Hemen.

This prospectus supplement updates and amends the selling shareholder information contained in the prospectus supplement dated September 30, 2016, to add BlackRock, Inc. as a selling shareholder and to adjust the allocation of shares among the selling shareholders.

We expect that the selling shareholders will sell the borrowed shares and use the resulting short position to hedge their respective investments in our convertible notes which are being offered in a concurrent offering pursuant to a separate prospectus supplement and accompanying prospectus. The selling shareholders may effect such transactions by selling the borrowed shares at various prices from time to time through Jefferies. The selling shareholders will receive all of the proceeds from the sale of the borrowed shares, and neither we, SFLC nor Hemen will receive any of the proceeds.

The borrowed shares may be offered for sale in transactions that may include block sales, sales on The New York Stock Exchange, sales in the over-the-counter market, sales pursuant to negotiated transactions or otherwise. See the section of the prospectus supplement dated September 30, 2016, entitled “Description of the Share Lending Agreement; Concurrent Offering of Convertible Notes.”

Our common shares are listed on The New York Stock Exchange under the symbol “SFL.” The last reported sale price of our common shares on The New York Stock Exchange on September 29, 2016 was $14.50 per share.

Investing in our common shares involves a high degree of risk. Please read “Risk Factors” beginning on page S-12 of the prospectus supplement dated September 30, 2016, and similar sections in our filings with the Securities and Exchange Commission, or the SEC, incorporated by reference herein.

Neither the SEC nor any state securities commission has approved or disapproved the issuance of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

September 30, 2016

SELLING SHAREHOLDERS

Based solely upon information furnished to us by the selling shareholders, the following table sets forth information with respect to the beneficial ownership of our common shares held as of the date of this prospectus by the selling shareholders. The selling shareholders are offering an aggregate of up to 8,000,000 of our common shares, which were borrowed through a lending arrangement with Jefferies, one of the underwriters in the convertible notes offering, which is borrowing the shares from an affiliate of Jefferies, which in turn is borrowing the shares from SFLC. None of the borrowed shares are newly-issued common shares, instead, SFLC is borrowing the shares it lends from Hemen. The table below assumes that all the shares being offered by the selling shareholders pursuant to this prospectus are ultimately sold in the offering. The selling shareholders may sell some, all or none of their shares covered by this prospectus.

Selling Shareholders	Common Shares Owned Before Offering		Percentage of Class Prior to the Offering	Total Common Shares Offered Hereby	Common Shares Owned Following the Offering		Percentage of Class Following the Offering
DKIL Vertco Ltd.(1)	204,568		0.13%	204,568	—		—
MHD Vertco Ltd.(1)	17,566		0.13%	17,566	—		—
DKIP Vertco Ltd.(1)	189,361		0.13%	189,361	—		—
DKP Vertco Ltd.(1)	90,389		0.13%	90,389	—		—
Linden Capital L.P.(2)	501,882		0.54%	501,882	—		—
Birch Grove Credit Strategies Master Fund LP(3)	1,313,899	(4)	1.39%	570,769	743,130	(4)	0.79%
Oppenheimer Capital Structure Opportunities Master Fund Ltd.(5)	107,156	(6)	0.11%	46,546	60,610	(6)	0.06%
Highbridge International, LLC(7)	3,441,483	(8)	3.59%	966,123	2,475,360	(8)	2.58%
Highbridge Tactical Credit & Convertibles Master Fund, L.P.(7)	980,899	(9)	1.04%	288,582	692,317	(9)	0.73%
Basso Holdings Ltd.(10)	1,254,705		1.34%	1,254,705	—		—
BlackRock, Inc.(11)	2,904,769		3.03%	501,881	2,402,888		2.57%
Aristeia Capital LLC(12)	729,171	(13)	0.78%	501,882	227,289	(13)	0.24%
AQR Absolute Return Master Account L.P.(14)	531,994		0.57%	531,994	—		—
CNH CA Master Account L.P.(15)	136,762		0.15%	136,762	—		—
AQR Funds—AQR Diversified Arbitrage Fund(17)	505,647		0.54%	505,647	—		—
AQR DELTA Sapphire Fund, L.P.(17)	23,840		0.03%	23,840	—		—
AQR DELTA Master Account L.P.(17)	598,494		0.64%	598,494	—		—
AQR DELTA XN Master Account L.P.(17)	367,629		0.39%	367,629	—		—
Principal Funds, Inc.—Global Multi-Strategy Fund(16)	41,404		0.04%	41,404	—		—
AQR Funds—AQR Multi Strategy Alternative Fund(17)	375,158		0.40%	375,158	—		—
AQR Multi-Strategy Fund VI, L.P.(17)	284,818		0.30%	284,818	—		—

(1)

Davidson Kempner Capital Management LP (“DKCM”), a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission, acts as investment manager to and is responsible for the voting and investment decisions for each of DKIL Vertco Ltd., MHD Vertco Ltd., DKIP Vertco Ltd. and DKP Vertco Ltd. DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Messrs. Thomas L. Kempner, Jr.,

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Timothy I. Levart, Robert J. Brivio, Jr., Eric P. Epstein, Anthony A. Yoseloff, Avram Z. Friedman, Conor Bastable, Morgan P. Blackwell, Shulamit Leviant, Patrick W. Dennis and Gabriel T. Schwartz; and Messrs. Thomas L. Kempner, Jr. and Robert J. Brivio, Jr., through DKCM, are responsible for the voting and investment decisions relating to the securities held by DKIL Vertco Ltd., MHD Vertco Ltd., DKIP Vertco Ltd. and DKP Vertco Ltd. identified herein. The address for each of DKCM, DKIL Vertco Ltd., MHD Vertco Ltd., DKIP Vertco Ltd. and DKP Vertco Ltd. is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022.
(2)	The general partner of Linden Capital L.P. is Linden GP LLC. Siu Min Wong, the managing member of Linden GP LLC, possesses voting and dispositive control over the shares beneficially owned by Linden Capital L.P. identified herein. The address of Linden Capital L.P. is Victoria Place, 31 Victoria Street, Hamilton, HM10, Bermuda.
(3)	Birch Grove Advisors LLC is the general partner of Birch Grove Credit Strategies Master Fund LP, and Birch Grove Capital LP is a registered investment adviser that serves as the investment manager for Birch Grove Credit Strategies Master Fund LP. Jonathan I. Berger, through Birch Grove Advisors LLC and Birch Grove Capital LP, possesses voting and dispositive control over the shares beneficially owned by Birch Grove Credit Strategies Master Fund LP identified herein. The address of Birch Grove Credit Strategies Master Fund LP is c/o Birch Grove Capital LP, 660 Madison Avenue, 15th Floor, New York, NY 10065.
(4)	Includes 743,130 shares issuable on conversion of our 3.25% Convertible Senior Notes due 2018 held by Birch Grove Credit Strategies Master Fund LP.
(5)	Birch Grove Capital LP serves as the sub-advisor for Oppenheimer Capital Structure Opportunities Master Fund Ltd. Jonathan I. Berger, through Birch Grove Capital LP, possesses voting and dispositive control over the shares beneficially owned by Oppenheimer Capital Structure Opportunities Master Fund Ltd. identified herein. The address of Oppenheimer Capital Structure Opportunities Master Fund Ltd. is c/o Birch Grove Capital LP, 660 Madison Avenue, 15th Floor, New York, NY 10065.
(6)	Includes 60,610 shares issuable on conversion of our 3.25% Convertible Senior Notes due 2018 held by Oppenheimer Capital Structure Opportunities Master Fund Ltd.
(7)	Highbridge Capital Management, LLC is the trading manager of Highbridge International, LLC and Highbridge Tactical Credit & Convertibles Master Fund, L.P. Highbridge Capital Management, LLC is a wholly owned subsidiary of J.P. Morgan Chase & Co. The address of Highbridge International, LLC and Highbridge Tactical Credit & Convertibles Master Fund, L.P. is c/o Highbridge Capital Management LLC 40 West 57th Street, 32nd Floor, New York, New York 10019.
(8)	Includes 2,475,360 shares issuable on conversion of our 3.25% Convertible Senior Notes due 2018 held by Highbridge International, LLC.
(9)	Includes 692,317 shares issuable on conversion of our 3.25% Convertible Senior Notes due 2018 held by Highbridge Tactical Credit & Convertibles Master Fund, L.P.
(10)	Basso Capital Management, L.P. (“Basso”) is the Investment Manager to Basso Holdings Ltd. (“Fund”). Howard Fischer is a managing member of Basso GP LLC, the General Partner of Basso. Mr. Fischer, and other managing members, have ultimate responsibility for trading with respect to the Fund. The address of Basso Holding Ltd. is c/o Basso Capital Management, L.P., 1266 East Main St., Stamford, CT 06902.
(11)

BlackRock Credit Alpha Master Fund LP, CA534 Offshore Fund Ltd., BlackRock Multi-Strategy Master Fund Ltd. and The Obsidian Master Fund will be selling shareholders. The number of shares to be sold by each of the selling shareholders are yet to be determined. Each of the foregoing selling shareholders is a fund or account managed by investment adviser subsidiaries of BlackRock, Inc. BlackRock, Inc. is the ultimate parent holding company of such investment adviser entities. On behalf of the investment adviser entities, Christopher Biasotti, as a managing director of such entities, has voting and investment power over the shares held by the foregoing funds and accounts which are the registered holders of the referenced shares and units. Christopher Biasotti expressly disclaims beneficial ownership of all shares and units held by such funds and accounts. The address of such funds and accounts, such investment adviser subsidiaries and Christopher Biasotti is 55 East 52nd St., New York, New York 10055. Shares being registered for resale may not incorporate all shares deemed to be beneficially held by BlackRock, Inc. BlackRock, Inc. and its

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subsidiaries act as the investment adviser or investment manager to numerous other funds and accounts which hold Company shares. In the aggregate, these funds and accounts have beneficial ownership of 2,402,888 Common Shares. This number does not reflect shares which will be borrowed and sold.
(12)	Aristeia Capital, L.L.C. and Aristeia Advisors, L.P. (collectively, “Aristeia”) may be deemed the beneficial owners of the securities described herein in their capacity as the investment manager and/or general partner, as the case may be, of Aristeia Master, L.P., Amundi Absolute Return Aristeia Fund PLC - Amundi Absolute Return Aristeia Reflection Fund, Windermere Ireland Fund PLC, Compass ESMA LP and Compass TSMA LP (each a “Fund” and collectively, the “Funds”), which are the holders of such securities. As investment manager, trading advisor and/or general partner of each Fund, Aristeia has voting and investment control with respect to the securities held by each Fund. Aristeia is owned by Kevin C. Toner, Robert H. Lynch, Jr., Anthony M. Frascella, William R. Techar, Robert Dorfman and Steven Robinson. Each of Aristeia and such individuals disclaims beneficial ownership of the securities referenced herein except to the extent of its or his direct or indirect economic interest in the Fund. The address of Aristeia Capital LLC is One Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.
(13)	Includes 227,289 shares issuable on conversion of our 3.25% Convertible Senior Notes due 2018 held by Aristeia Capital LLC.
(14)	The general partner of AQR Absolute Return Master Account L.P. is AQR Principal Global Asset Allocation, LLC which is wholly owned by AQR Capital Management Holdings, LLC (“Holdings”). Holdings is majority owned by AQR Capital Management Group, L.P., which is controlled and managed by Clifford S. Asness. The address of AQR Absolute Return Master Account L.P. is c/o AQR Capital Management, LLC, Two Greenwich Plaza, Greenwich, CT 06830.
(15)	CNH Partners, LLC (“CNH”) is the investment advisor of the CNH CA Master Account L.P. (“CNH Master”). As investment advisor, CNH has dispositive power over the securities held by CNH Master and exercises full discretionary control relating to all investment decisions made on behalf of CNH Master. Mark Mitchell and Todd Pulvno are the investment principals for CNH and they have shared discretionary voting and investment authority. The address of CNH CA Master Account L.P. is c/o CNH Partners, LLC, Two Greenwich Plaza, Greenwich, CT 06830.
(16)	AQR Capital Management, LLC (“AQR”) serves as the investment manager to the selling shareholder, AQR Capital Management, LLC is a wholly owned subsidiary of AQR Capital Management Holdings, LLC (“Holdings”). Holdings is majority owned by AQR Capital Management Group, L.P., which is controlled and managed by Clifford S. Asness. The address of each selling shareholder is Two Greenwich Plaza, Greenwich, CT 06830.
(17)	AQR is the investment advisor to the selling shareholders and has delegated investment management authority to CNH. As sub-advisor, CNH has shared dispositive power over the securities held by the selling shareholder and exercises full discretionary control relating to all investment decisions made on behalf of the selling shareholders. Clifford S. Asness, Ph.D and, John M. Liew, are the investment principals for AQR Capital Management, LLC. Mark Mitchell and Todd Pulvino are the investment principals for CNH. As such, Clifford S. Asness, John M. Liew, Mark Mitchell and Todd Pulvino have shared discretionary voting and investment authority over the shares owned by the selling shareholders. The address of each selling shareholder is Two Greenwich Plaza, Greenwich, CT 06830.

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